Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction
Rockley Photonics Holdings Limited	Cayman Islands
Rockley Photonics Cayman Limited	Cayman Islands
Rockley Photonics Limited	England and Wales
Rockley Photonics, Inc.	Delaware, US
Rockley Photonics Oy	Finland
Rockley Photonics Ireland Limited	Republic of Ireland
Rockley Photonics Hong Kong Limited	Hong Kong